Robert D. Stiles Chief Financial Officer
July 17, 2015
VIA EDGAR CORRESPONDENCE
Michael Clampitt
Senior Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:     Nationstar Mortgage Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Response dated June 10, 2015
File No. 001-35449

Dear Mr. Clampitt:
On behalf of Nationstar Mortgage Holdings Inc. (Company), set forth below are responses to the comments of the staff (Staff) of the Securities and Exchange Commission in its letter dated June 26, 2015, with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2014 (Form 10-K).
For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Fair Value Measurements, page 40
1.Please refer to comment 8. Please address the following in your next response:

•	Tell us how the external valuation experts consider projected rates of delinquencies, defaults and liquidations as well as future interest rates in their determination of the fair values of the MSRs;

•
For each of the quarters of 2014 as well as the first quarter of 2015, tell us the specific adjustments made to the external valuations for market conditions for the agency and non-agency credit sensitive and interest sensitive MSRs;

•
Tell us the reasons and accounting support for the company utilizing a range of +/- 5bps for agency loans and a higher (undefined range) for non-agency loans as opposed to utilizing the mid-point of the basis point range established by the external valuation experts in determining the fair value of the MSRs; and

•	Tell us how management determines the most appropriate fair value within the valuation ranges provided by third parties.

Response:
Tell us how the external valuation experts consider projected rates of delinquencies, defaults and liquidations as well as future interest rates in their determination of the fair values of the MSRs;
Fair valuation of MSRs is an analysis conducted from projecting future cash flows and discounting them at market yields. Projected rates of delinquencies, defaults and liquidations are typically determined as part of modeled prepayment speeds and are considered by both management and the external valuation specialists to be key inputs into projecting future cash flows for the MSR valuation model. Based upon discussions with the external valuation specialists, we believe they also start with prepayment models developed by Andrew Davidson & Co. (ADCo). ADCo is the industry benchmark for market based prepayment assumptions for MSR valuations. Similar to our internal valuation process, adjustments may be made by the external valuation specialists to output derived from the ADCo prepayment models in order to bring the modeled prepayment in line with actual trends. With respect to interest rates, the external valuation specialists utilize a spot rate as of quarter-end.
For each of the quarters of 2014 as well as the first quarter of 2015, tell us the specific adjustments made to the external valuations for market conditions for the agency and non-agency credit sensitive and interest sensitive MSRs
As a reminder, for purposes of determining the fair value of MSRs, the Company utilizes its own internally developed discounted cash flow model. MSRs are recorded at the point estimate computed by the internal model, which determines fair value on a loan by loan basis.
Before concluding on the quarterly fair value of MSRs, management compares the point estimate computed by the internal model against the mid-point for both of the external valuation specialists, recent trade data, industry surveys and any available relevant market participant information. In comparing against the external valuation specialists models, we will compare total MSR value as well as multiple views of aggregate loan level valuations (e.g., MSR valuation by investor type, MSR valuation by internal pool, MSR valuation by product type) at all times comparing the point estimate computed by the internal model against the mid-point determined by each external valuation specialists. The purpose of all of these reviews is to evaluate whether corroborative and/or contradictory (disconfirming) evidence exists with respect to the point estimate determined by the internal model. To the extent that this review indicates an adjustment should be made, such adjustments are made through calibration of the internal loan level cash flow model.
Tell us the reasons and accounting support for the company utilizing a range of +/- 5bps for agency loans and a higher (undefined range) for non-agency loans as opposed to utilizing the mid-point of the basis point range established by the external valuation experts in determining the fair value of the MSRs
Tell us how management determines the most appropriate fair value within the valuation ranges provided by third parties
As noted above, MSRs are recorded at the point estimate computed by the internal model. In addition, in determining the fair value, the Company has given consideration to the definition of “most advantageous market” as specified by ASC 820. In contrast to third-party brokers and the external valuation specialists which view all buyers and sellers of MSRs as the primary market, the Company views other non-bank servicers as the most advantageous market. As a result, both Company’s management and the external valuation specialists have acknowledged that inherent differences arise with respect to assumptions utilized by management and those utilized by the external valuation specialist in computing fair value estimates for the Company’s MSR portfolio. Whereas management has focused its valuation process on contemplating non-bank servicer perspectives when building out assumptions used in the Company’s internal discounted cash flow model, the Company’s external valuation specialists take a much broader, generic mark participant approach to developing assumptions used in their respective MSR fair value models.

As noted in our response to Comment 22 in the SEC letter dated March 27, 2015, the Company believes that the value of agency MSRs is generally more consistent among different market participants and variances are generally attributable to differences in cost structures of the market participants.
With respect to non-agency MSRs, as noted in our response to Comment 22, the value of a non-agency MSR can differ between market participants for a variety of reasons which we have provided again for the Staff’s benefit below:

▪
Costs to service MSRs tends to be less for non-bank servicers then depository institutions as non-bank servicers have expended considerable resources developing technologies and processes to effectively service “high-touch” loans.

▪	Non-bank servicers typically provide default borrowers with more options with respect to modifications and workouts.

▪	If unable to cure a non-performing loan, non-bank servicers are more likely to prosecute a timely foreclosure than a financial institution.

▪	Non-bank servicers have created additional revenue streams such as brokerage networks and internet based marketplaces.

▪	Non-bank servicers have higher carrying costs for advances compared to depository institutions.
An additional item to note is that there have been limited trades of non-agency portfolios in the past 18-24 months which results in the Company having significantly more data (and more recent data) regarding improving credit quality trends among non-agency loans. Improving credit quality trends directly impacts costs to service. This lack of granular detail as well as recent transactions can result in third-party valuation specialists to not fully account for improving credit quality trends within the Company’s non-agency MSR portfolio.
On a quarterly basis, management evaluates the magnitude of the difference in non-agency MSR values computed by the Company’s internal discounted cash flow model and those computed by the external valuation specialists. In assessing the appropriateness of assumptions utilized by the Company in determining non-agency MSR values, management will compare assumptions utilized in the internal valuation model primarily against those utilized by external valuation specialists and industry surveys since recent trade data is generally not available. This quarterly assessment considers both quantitative and qualitative factors applicable within the most advantageous market of non-bank servicers. Since management’s view of market participants differs from that utilized by the Company’s external valuation specialists and since the Company currently has more data regarding improving credit quality trends among non-agency loans, management has determined that inherent differences will exist between the Company’s non-agency MSR valuations compared to those computed by the external valuation specialists.

2.
Please tell us why you have classified ancillary revenues associated with the disposition of REO as an adjustment to estimates of advances rather than as ancillary revenues. Please also tell us the amount of these ancillary fees in the periods presented.

Response:
The Company classifies revenues associated with REO disposition as revenues in the financial statements for all periods presented. For the year ended December 31, 2014, total revenues recorded by the Company associated with REO disposition were $184.7 million.
For the benefit of the Staff, the Company notes that in response to Comment 8, for the SEC letter dated May 21, 2015, we stated that amounts associated with REO disposition are treated as an adjustment to advance estimates rather than ancillary income. This was in response to a question on fair value.

As previously noted in response to Comment 24 in the SEC letter dated March 27, 2015, ancillary revenues are not modeled by type but instead as a per loan amount. In addition, since external valuation specialists utilize these models for various market participants, they determined to model the benefit of REO as an adjustment to advances rather than have a separate ancillary amount only applicable to non-bank servicers. We have conformed our internal model to be similar in order to allow for comparability. In effect, advances are reduced to provide a benefit of approximately 1.5bps of expected future sales price related to the disposition of REOs. This amount is considerably less than the Company earns today but is believed to be consistent with what other non-bank servicers earn.
If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact Robert Stiles, Chief Financial Officer at (972) 316-5383 or Duane McLaughlin, counsel to the Company, at (212) 225-2106.

Sincerely,

/s/ Robert D. Stiles
Robert D. Stiles
Chief Financial Officer

cc: Duane McLaughlin, Cleary Gottlieb Steen & Hamilton LLP
Josh Samples, U.S. Securities and Exchange Commission

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